May 16, 2011

VIA EDGAR

Kieran G. Brown

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Re:	ClearBridge Energy MLP Opportunity Fund Inc. (the “Fund”) Responses to Comments on Registration Statement on Form N-2 File Nos. 333-173338 and 811-22546

Dear Mr. Brown:

On behalf of ClearBridge Energy MLP Opportunity Fund Inc. (the “Fund”), please find the Fund’s Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement of the Fund originally filed with the Securities and Exchange Commission (the “Commission”) on April 6, 2011, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”), filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by mail from the staff of the Commission (the “Staff”) in a letter dated May 3, 2011, relating to the Registration Statement. For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

PROSPECTUS

1. The second sentence of the paragraph entitled “Portfolio contents” states that “For purposes of the 80% policy, the Fund considers investments in MLPs to include investments that offer economic exposure to public and private MLPs in the form of . . among other things securities that are derivatives of interests in MLPs, including I-Shares, and debt securities of MLPs.” Do these derivatives have economic characteristics similar to MLPs?

In response to the Staff’s comment, pages ii, 2, 34, SAI-1 and SAI-4 of Amendment No. 1 have been revised to state the following:

For purposes of the 80% policy, the Fund considers investments in MLPs to include investments that offer economic exposure to public and private MLPs in the form of equity securities of MLPs, securities of entities holding primarily general partner or managing member interests in MLPs, indirect interests in MLPs (such as I-Shares), and debt securities of MLPs.

2. In the second to last paragraph, clarify that “return of capital” is a return of a shareholder’s initial investment rather than a distribution of the company’s earnings and profits and that the lower basis as a result of a distribution of return of capital will have the consequence of subjecting the shareholder to higher taxes in the future when selling the Fund’s shares (even possibly if the shareholder loses money on the sale).

In response to the Staff’s comment, page 2 of Amendment No. 1 has been revised to state the following:

Similarly, the Fund expects to distribute cash in excess of its earnings and profits to holders of Common Stock (the “Common Stockholders”) which may be treated as a return of capital to the extent of the Common Stockholders’ cost basis in the Fund’s Common Stock. As a result, the Fund’s Common Stockholders should expect to receive distributions that are generally tax-deferred and represent a return of capital although no assurance can be given in this regard. For tax purposes, a return of capital generally represents a return of a Common Stockholder’s initial investment in the Fund rather than a distribution of the Fund’s earnings. Any distribution received by Common Stockholders that is treated as a return of capitally generally will result in a reduction in basis in their shares, which may increase the capital gain, or reduce the capital loss, realized upon sale of such shares. As a result, a Common Stockholder that receives a return of capital distribution may be subject to increased taxes upon the future disposition of its shares in a taxable transaction. In addition, the Fund may have more corporate income tax expense than expected, which will result in less cash available to distribute to Common Stockholders.

3. The third to last sentence of the first paragraph states that the term “Borrowings” is defined below. State where this term is defined (i.e., under “Leverage”) or define in this paragraph.

In response to the Staff’s comment, page 2 of Amendment No. 1 has been revised to state the following:

“…any borrowing, including loans from certain financial institutions and/or the issuance of debt securities (collectively, “Borrowings”)…”

4. Under “Catastrophic Event Risk”, consider whether the disclosure should also include risks relating to the BP gulf crises?

In response to the Staff’s comment, pages 18 and 50 of Amendment No. 1 have been revised to state the following:

These dangers include leaks, fires, explosions, damage to facilities and equipment resulting from natural disasters, inadvertent damage to facilities and equipment (such as those suffered by BP’s Deepwater Horizon drilling platform in 2010) and terrorist acts.

5. In the “Stockholder Transaction Expenses” table, delete the line item for “Offering Expenses of Borrowings Borne by the Fund’s Common Stockholders”. It is 0% and the Fund states that it expects that it will not use borrowing that would incur expenses.

In response to the Staff’s comment, the Fund has deleted the line item for “Offering Expenses of Borrowings Borne by the Fund’s Common Stockholders”.

6. In the “Annual Expenses” table, since the Fund is a “C” Corporation for federal income tax purposes, add a line item for taxes once the Fund has operations. We also believe that footnote (6) should be deleted from the table, since the Fund has stated that it intends to borrow. If the footnote is included, use a smaller font and indent the table in the footnote to differentiate it from the actual fee table.

In response to the Staff’s comment, added the following line items and accompanying footnote in the “Annual Expenses” table:

Current Income Tax Expenses	0.00%
Deferred Income Tax Expenses(5)	0.00%

(5)	As of the date of this prospectus, we have not commenced investment operations. Because it cannot be predicted whether we will incur a benefit or liability in the future, a deferred tax expense of 0.00% has been assumed.

In addition, in response to the Staff’s comment, we have reduced the font of footnote (6) and indented the table in the footnote to differentiate it from the actual fee table.

7. Since the fund intends to use leverage, in footnote (1) to the Example, delete the sentence stating that “In the event that the Fund does not utilize any leverage, an investor would pay the following expenses based on the assumptions in the example: one year, $         ; three years, $         ; five years, $         ; and ten years, $    .

In response to the Staff’s comment, the Fund respectfully submits that while the Fund currently anticipates utilizing leverage, the Fund may ultimately not use leverage during its first year of operations. The Fund respectfully submits that due to this possibility prospective stockholders should be advised of the expenses they would pay in the absence of leverage.

STATEMENT OF ADDITIONAL INFORMATION

8. We will want to see completed information for all directors when complete.

In response to the Staff’s comment, the Fund confirms that it will include completed information for all directors.

The Fund has not submitted and does not intend to submit an exemptive application or no-action request in connection with the Registration Statement.

Please note that we have included certain changes to Amendment No. 1 other than those in response to the Staff’s comments. In connection with the above-referenced filing, the Fund hereby acknowledges that:

1.	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP